Brian A. Johnson
July 31, 2015
+1 212 937 7206 (t)
+1 212 230 8888 (f)
brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG

Amendment No.1 to Registration Statement on Form F-1

Filed July 7, 2015

File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), set forth below is additional information to supplement the Company’s prior responses to comments previously communicated orally and in writing by the staff (the “Staff”) of the Securities and Exchange Commission relating to Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”). These updated responses from the Company supplement the original responses contained in its letters to the Staff dated July 17, 2015 and July 27, 2015.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company and are provided on behalf of the Company.

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April 2015 Shareholders Agreement

The Company advises the Staff that following its prior discussions with the Staff, the Company has further considered the detailed terms of the shareholders agreement dated April 2, 2015 (the “April 2015 shareholders agreement”). The Company has determined that in connection with its April 2015 financing, when it issued the shares referred to as “Preferred B1 shares,” it issued a compound instrument consisting of a liability portion and an equity portion. The liability portion arises from certain preferential rights granted to some shareholders under the April 2015 shareholders agreement (the “Preferred B1 shareholders”). These rights include the right of the

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Securities and Exchange Commission

July 31, 2015

Preferred B1 shareholders to acquire additional shares of the Company against payment of the nominal amount of one Euro per share following an appropriate resolution of all shareholders. This right is referred to hereafter as the “preferred dividend,” as it is also referred to in the shareholders agreement. The preferred dividend accrues at a rate per annum equal to 8% of the original issue price per share of the Preferred B1 shares based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain payment triggering events. The preferred dividend is cumulative and perpetual.

The preferred dividend rights are only triggered by certain events, including an IPO, such as this offering, a trade sale and a liquidation.

The Company plans to reflect this accounting treatment of the April 2015 shareholders agreement in a subsequent amendment to the Registration Statement in which the Company will also include its unaudited condensed consolidated interim financial statements for the six month periods ended June 30, 2015 and 2014.

The liability component arises under the April 2015 shareholders agreement because all of the Company’s shareholders have covenanted to vote in favor of the requisite shareholder resolutions to allow the Company to satisfy the preferred dividend rights. This means that the Company cannot avoid fulfilling the preferred dividend rights if a triggering event occurs, and thus it is outside the control of the Company. [IAS32.19]

Typically, a cumulative perpetual dividend would result in the instrument being classified as a liability. However, there are several significant factors that indicate the shares issued in the April 2015 financing contain an equity component and therefore the shares meet the definition of a compound instrument. [IAS32.38] These factors include:

•	The 8% preferred dividend is substantially below the market rate of interest for a comparable biotech company.

•	The holders of the Preferred B1 shares have the right to any discretionary dividends declared.

•	The holders of the Preferred B1 shares have the right to participate in any proceeds from the liquidation of the Company.

The Company has measured the liability component by discounting the contractual stream of future cash flows to present value, adjusting for the likelihood and potential timing of the different triggering events specified under the April 2015 shareholders agreement. The value of the liability component at initial recognition is estimated at approximately €3,741,501. The total proceeds from additional cash and conversion of loans and silent partnership interests are €60,128,841, and therefore the residual amount of €57,387,340 is recognized as shareholders equity.

Securities and Exchange Commission

July 31, 2015

Distinction between “Preferred A” and “Preferred B” Shares

Since its formation in 2006, the Company has only issued and had outstanding common shares. The Company’s outstanding common shares have all been issued in connection with the execution of various shareholders agreements in 2006, 2009 and 2015, which for ease of reference referred to certain “Preferred A” and “Preferred B” shares. The agreements have had broadly consistent provisions with regards to preferred dividends, liquidation rights, conversion and redemption. However, the April 2015 shareholders agreement included an additional provision that distinguishes it from the prior shareholders agreements and gives rise to the conclusion that the Company issued a compound instrument in the April 2015 financing. That additional provision is the covenant in the shareholders agreement whereby all of the Company’s shareholders agreed to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [IAS32.31]

The Company further reconfirms to the Staff that, other than as set forth above, the Company’s analysis of the shareholders agreement provided in its July 27, 2015 letter to the Staff remains accurate and complete. Furthermore, the Company does not anticipate any revisions to the historical financial statements included in the Registration Statement with respect to the accounting treatment of the common shares issued in connection with the prior shareholders agreements.

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Share-based Compensation Expense

To provide further information in connection with the Staff’s consideration of share-based compensation expense for financial statement purposes with respect to stock options granted by the Company as of July 6, 2015, the Company supplementally confirms to the Staff that the Company currently anticipates that the price range for the offering will be approximately $15 to $17 per ADS (resulting in an implied IPO price per common share of $160 at the midpoint of this price range). As of July 6, 2015, the date when the Company most recently granted stock options, the underwriters and the Company had not yet discussed the definitive proposed price range for this offering. It was not until recently as the Company prepared to file an amended Registration Statement in advance of circulating a preliminary prospectus to potential investors that a proposed price range was communicated by the underwriters to the Company. As is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiations and discussions between the Company and the underwriters. This indicative price range is based on a number of factors, including prevailing market conditions, the valuation multiples of comparable publicly traded companies, the Company’s financial information, the history of, and the prospects for, the Company and its industry, the Company’s past and present operations, the prospects for, and timing of, future revenues, the present state of the Company’s development and market values and various valuation measures of other companies engaged in similar activities.

Securities and Exchange Commission

July 31, 2015

However, in light of having been provided a definitive proposed price range for this offering, the Company has elected to update its calculation of the grant date fair value for the stock options granted as of July 6, 2015. The Company has incorporated the midpoint of the anticipated IPO price range per common share, discounted by 10% in order to reflect any residual uncertainty regarding the probability and final pricing of the IPO, into the Black-Scholes option-pricing model used to value the options.

The Company now expects to disclose a grant date fair value of €70.98 per option, based on a fair value of €130.01 ($144.00) per share of common stock, and a related estimate of the non-cash compensation expense to be recognized during the year ending December 31, 2015 of approximately €1,137,000 in a subsequent amendment to the Registration Statement in which the Company will also include its unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2015.

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If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom

Ralf Schmid